Exhibit 99.5

- 0 ANNUAL GENERAL MEETING HUTCHISON CHINA MEDITECH LIMITED (Continued and to be signed on the reverse side) 14475 1.1

ANNUAL GENERAL MEETING

HUTCHISON CHINA MEDITECH LIMITED

April 24, 2019

Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before April 16, 2019.

↓ Please detach along perforated line and mail in the envelope provided. ↓

042419

Resolutions presented for consideration at the Annual General Meeting on April 24, 2019

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Resolution	FOR	AGAINST	ABSTAIN
1. To consider and adopt the audited financial statements and the reports of the directors and independent auditor for the year ended 31 December 2018.	☐	☐	☐
2(A). To re-elect Mr Simon To as a director.	☐	☐	☐
2(B). To re-elect Mr Christian Hogg as a director.	☐	☐	☐
2(C). To re-elect Mr Johnny Cheng as a director.	☐	☐	☐
2(D). To re-elect Dr Weiguo Su as a director.	☐	☐	☐
2(E). To re-elect Dr Dan Eldar as a director.	☐	☐	☐
2(F). To re-elect Ms Edith Shih as a director.	☐	☐	☐
2(G). To re-elect Mr Paul Carter as a director.	☐	☐	☐
2(H). To re-elect Dr Karen Ferrante as a director.	☐	☐	☐
2(I). To re-elect Mr Graeme Jack as a director.	☐	☐	☐
2(J). To re-elect Professor Tony Mok as a director.	☐	☐	☐
3. To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorise the board of directors to fix the auditor's remuneration.	☐	☐	☐
4. To increase the authorised share capital.	☐	☐	☐
5A. Ordinary Resolution No. 5(A): To grant a general mandate to the directors of the Company to issue additional shares.	☐	☐	☐
5B. Special Resolution No. 5(B): To disapply pre-emption rights (general power).	☐	☐	☐
5C. Special Resolution No. 5(C): To disapply pre-emption rights (in connection with an equity raise).	☐	☐	☐
5D. Ordinary Resolution No. 5(D): To grant a general mandate to the directors of the Company to repurchase shares of the Company.	☐	☐	☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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ANNUAL GENERAL MEETING

HUTCHISON CHINA MEDITECH LIMITED

(Continued and to be signed on the reverse side)